UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

IMPEL PHARMACEUTICALS INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

45258K109
(CUSIP Number)

Todd E. Molz
General Counsel, Chief Administrative Officer & Managing Director
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Oaktree-TCDRS Strategic Credit, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,162 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,162 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,162 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.13% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 34,162 shares of common stock of the Issuer (“Common Stock”) issuable upon the exercise of currently exercisable Warrants (as defined below) directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree-Forrest Multi-Strategy, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,619 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,619 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,619 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.10% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 27,619 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree-TBMR Strategic Credit Fund C, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,615 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,615 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,615 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.06% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 16,615 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree-TBMR Strategic Credit Fund F, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,027 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,027 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,027 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.10% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 26,027 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree-TBMR Strategic Credit Fund G, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,487 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,487 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,487 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.16% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 42,487 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree-TSE 16 Strategic Credit, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,767 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,767 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,767 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.16% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 42,767 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
INPRS Strategic Credit Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,655 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,655 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,655 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 12,655 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree Gilead Investment Fund AIF (Delaware), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
214,048 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
214,048 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
214,048 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.79% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities represent 214,048 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree Specialty Lending Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
817,232 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
817,232 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
817,232 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.02% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The reported securities represent 817,232 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree Strategic Credit Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
297,210 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
297,210 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
297,210 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.10% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 297,210 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree GCP Fund Delaware Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,013 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,013 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,013 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities represent 19,013 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree Diversified Income Fund Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
62,402 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
62,402 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
62,402 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.23% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The reported securities represent 62,402 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree AZ Strategic Lending Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
406,558 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
406,558 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
406,558 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.50% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities represent 406,558 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree Loan Acquisition Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
135,861 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
135,861 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
135,861 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.50% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities represent 135,861 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree LSL Fund Holdings EURRC S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
458,532 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
458,532 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
458,532 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.70% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 458,532 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree LSL Fund Delaware Holdings EURRC, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
237,767 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
237,767 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
237,767 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.88% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities represent 237,767 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree PRE Life Sciences Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
266,102 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
266,102 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
266,102 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.98% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities represent 266,102 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
297,210 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
297,210 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
297,210 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.10% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 297,210 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by Oaktree Strategic Credit Fund.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Atlas OCM Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,819,847 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,819,847 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,819,847 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.44% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 2,819,847 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Atlas Entities (defined below).

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
297,210 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
297,210 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
297,210 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.10% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 297,210 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by Oaktree Strategic Credit Fund.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
297,210 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
297,210 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
297,210 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.10% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 297,210 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by Oaktree Strategic Credit Fund.

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,819,847 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,819,847 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,819,847 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.44% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities represent 2,819,847 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Atlas Entities (defined below).

(2) Calculations of percentage ownership are based on a total of 27,017,088 shares of Common Stock, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) to the statement of beneficial ownership on Schedule 13D amends and supplements the statement of beneficial ownership on Schedule 13D filed by the Reporting Persons on September 15, 2023, as amended by Amendment No. 1 filed by the Reporting Persons on October 6, 2023 and as further amended by Amendment No. 2 filed by the Reporting Persons on November 15, 2023 (the “Original Schedule 13D”, and together with this Amendment No. 3, the “Schedule 13D”).

The Reporting Persons are filing this Amendment No. 3 to report changes in the Reporting Persons’ beneficial ownership of Common Stock since the date of the last amendment of the Original Schedule 13D. Except as amended in this Amendment No. 3, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used in this Amendment No. 3 as so defined in the Original Schedule 13D, unless otherwise defined in this Amendment No. 3.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

a.    The reference to “2,671,763” in the first sentence of Item 3 is hereby deleted and “3,117,057” is inserted in lieu thereof.

b.     The reference to “$15 million” in the first sentence of Item 3 is hereby deleted and “$17.5 million” is inserted in lieu thereof.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

a.     The following is hereby added to the first paragraph under the heading “Subsequent Borrowings” immediately following the last sentence of such paragraph:

On November 30, 2023, in connection with the achievement of a strategic milestone, the Issuer drew an additional $2.5 million of tranche B term loans (of which the Oaktree Holders funded $1.875 million).

b.     The reference to “$5 million” in the first sentence of the second paragraph under the heading “Subsequent Borrowings” is hereby deleted and “$2.5 million” is inserted in lieu thereof.

c.     The following is hereby added after the fourth sentence of the second paragraph under the heading “Warrants”:

In connection with the Issuer’s draw of an additional $2.5 million of tranche B term loans on November 30, 2023, the Oaktree Holders were issued additional Tranche B Warrants pursuant to warrant certificates exercisable for an aggregate of 445,294 shares of Common Stock (collectively, the “Tranche 5 Warrants”).

d.     The definition of “Warrants” in the second paragraph under the heading “Warrants” is hereby deemed to include the Tranche 5 Warrants in addition to the Tranche 1 Warrants, Tranche 2 Warrants, Tranche 3 Warrants and Tranche 4 Warrants.

e.     The reference to “890,587” in the last sentence of the second paragraph under the heading “Warrants” is hereby deleted and “445,293” is inserted in lieu thereof.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a), (b), and (c) are hereby amended and restated in their entirety as follows:

(a) and (b).

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 3,117,057 shares of Common Stock by virtue of the Warrants directly held by the Oaktree Holders as described below. The Warrants are immediately exercisable for 3,117,057 shares of Common Stock, representing approximately 11.54% of the Common Stock outstanding as of the date hereof.

All such ownership percentages of the securities reported herein are based upon 27,017,088 shares of Common Stock outstanding, calculated based on the sum of (i) 23,900,031 shares of Common Stock issued and outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2023, and (ii) 3,117,057 shares of Common Stock issuable upon full exercise of the Warrants held by the Oaktree Holders.

Oaktree-TCDRS Strategic Credit, LLC directly holds Warrants exercisable immediately for 34,162 shares of Common Stock;

Oaktree-Forrest Multi-Strategy, LLC directly holds Warrants exercisable immediately for 27,619 shares of Common Stock;

Oaktree-TBMR Strategic Credit Fund C, LLC directly holds Warrants exercisable immediately for 16,615 shares of Common Stock;

Oaktree-TBMR Strategic Credit Fund F, LLC directly holds Warrants exercisable immediately for 26,027 shares of Common Stock;

Oaktree-TBMR Strategic Credit Fund G, LLC directly holds Warrants exercisable immediately for 42,487 shares of Common Stock;

Oaktree-TSE 16 Strategic Credit, LLC directly holds Warrants exercisable immediately for 42,767 shares of Common Stock;

INPRS Strategic Credit Holdings, LLC directly holds Warrants exercisable immediately for 12,655 shares of Common Stock;

Oaktree Gilead Investment Fund AIF (Delaware), L.P. directly holds Warrants exercisable immediately for 214,048 shares of Common Stock;

Oaktree Specialty Lending Corporation directly holds Warrants exercisable immediately for 817,232 shares of Common Stock;

Oaktree Strategic Credit Fund directly holds Warrants exercisable immediately for 297,210 shares of Common Stock;

Oaktree GCP Fund Delaware Holdings, L.P. directly holds Warrants exercisable immediately for 19,013 shares of Common Stock;

Oaktree Diversified Income Fund Inc., directly holds Warrants exercisable immediately for 62,402 shares of Common Stock;

Oaktree AZ Strategic Lending Fund, L.P. directly holds Warrants exercisable immediately for 406,558 shares of Common Stock;

Oaktree Loan Acquisition Fund, L.P. directly holds Warrants exercisable immediately for 135,861 shares of Common Stock;

Oaktree LSL Fund Holdings EURRC S.à r.l., directly holds Warrants exercisable immediately for 458,532 shares of Common Stock;

Oaktree LSL Fund Delaware Holdings EURRC, L.P. directly holds Warrants exercisable immediately for 237,767 shares of Common Stock;

Oaktree PRE Life Sciences Fund, L.P. directly holds Warrants exercisable immediately for 266,102 shares of Common Stock;

Oaktree Capital Group, LLC, in its capacity as the indirect manager of Oaktree Strategic Credit Fund, may be deemed to beneficially own the 297,210 shares of Common Stock issuable upon exercise of the Warrants held directly by Oaktree Strategic Credit Fund;

Atlas OCM Holdings, LLC in its capacity as the indirect manager of Oaktree-TCDRS Strategic Credit, LLC, Oaktree-Forrest Multi-Strategy, LLC, Oaktree-TBMR Strategic Credit Fund C, LLC, Oaktree-TBMR Strategic Credit Fund F, LLC, Oaktree-TBMR Strategic Credit Fund G, LLC, Oaktree-TSE 16 Strategic Credit, LLC, INPRS Strategic Credit Holdings, LLC, Oaktree Gilead Investment Fund AIF (Delaware), L.P., Oaktree Specialty Lending Corporation, Oaktree GCP Fund Delaware Holdings, L.P., Oaktree AZ Strategic Lending Fund, L.P., Oaktree Loan Acquisition Fund, L.P., Oaktree PRE Life Sciences Fund, L.P., Oaktree Diversified Income Fund Inc., Oaktree LSL Fund Holdings EURRC S.a r.l., and Oaktree LSL Fund Delaware Holdings EURRC, L.P. (the “Atlas Entities”), may be deemed to beneficially own the 2,819,847 shares of Common Stock issuable upon exercise of the Warrants held directly by the Atlas Entities;

Brookfield Corporation, in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC, may be deemed to beneficially own the 297,210 shares of Common Stock issuable upon exercise of the Warrants held directly by Oaktree Strategic Credit Fund;

BAM Partners Trust, in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation, may be deemed to beneficially own the 297,210 shares of Common Stock issuable upon exercise of the Warrants held directly by Oaktree Strategic Credit Fund; and

Brookfield Asset Management ULC, in its capacity as the indirect owner of Class A units of Atlas OCM Holdings, LLC, may be deemed to beneficially own the 2,819,847 shares of Common Stock issuable upon exercise of the Warrants held directly by the Atlas Entities.

With respect to the Warrants exercisable immediately for shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have shared voting and dispositive power or the shared power to direct the vote and disposition of the number of Warrants exercisable immediately for shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Warrants exercisable immediately for shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than each Oaktree Holder with respect to securities reported as directly held by such Oaktree Holder.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions related to the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to incorporate by reference the information in Item 4 of this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: December 4, 2023

Oaktree-TCDRS Strategic Credit, LLC

	By:	Oaktree Capital Management, L.P.
	Its:	Manager

	By:	/s/ Henry Orren
		Name:	Henry Orren
		Title:	Senior Vice President

Oaktree-Forrest Multi-Strategy, LLC

	By:	Oaktree Capital Management, L.P.
	Its:	Manager

	By:	/s/ Henry Orren
		Name:	Henry Orren
		Title:	Senior Vice President

Oaktree-TBMR Strategic Credit Fund C, LLC

	By:	Oaktree Capital Management, L.P.
	Its:	Manager

	By:	/s/ Henry Orren
		Name:	Henry Orren
		Title:	Senior Vice President

Oaktree-TBMR Strategic Credit Fund F, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree-TBMR Strategic Credit Fund G, LLC

By:	Oaktree Capital Management, L.P.
Its: Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree-TSE 16 Strategic Credit, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

INPRS Strategic Credit Holdings, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree Gilead Investment Fund AIF (Delaware), L.P.

By:	Oaktree Fund AIF Series, L.P. – Series T
Its:	General Partner
By:	Oaktree Fund GP AIF, LLC
Its:	Managing Member
By:	Oaktree Fund GP III, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree Specialty Lending Corporation

By:	Oaktree Fund Advisors, LLC
Its:	Investment Adviser

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree Strategic Credit Fund

By:	Oaktree Fund Advisors, LLC
Its:	Investment Adviser

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree GCP Fund Delaware Holdings, L.P.

By:	Oaktree Global Credit Plus Fund GP, L.P.
Its:	General Partner
By:	Oaktree Global Credit Plus Fund GP Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree Diversified Income Fund, Inc.

By:	Oaktree Fund Advisers, LLC
Its:	Investment Adviser

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree AZ Strategic Lending Fund, L.P.

By:	Oaktree AZ Strategic Lending Fund GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP IIA, LLC
Its:	General Partner
By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree Loan Acquisition Fund, L.P.

By:	Oaktree Fund GP IIA, LLC
Its:	General Partner
By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree LSL Fund Holdings EURRC S.à r.l.

By:	/s/ Martin Eckel
	Name:	Martin Eckel
	Title:	Manager

Oaktree LSL Fund Delaware Holdings EURRC, L.P.

By:	Oaktree Life Sciences Lending Fund GP, L.P.
Its:	General Partner
By:	Oaktree Life Sciences Lending Fund GP Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree PRE Life Sciences, L.P.

By:	Oaktree PRE Life Sciences Fund GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP IIA, LLC
Its:	General Partner
By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree Capital Group, LLC

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Atlas OCM Holdings, LLC

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Brookfield Corporation

By:	/s/ Swati Mandava
	Name:	Swati Mandava
	Title:	Managing Director, Legal & Regulatory

BAM Partners Trust

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

Brookfield Asset Management ULC

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Managing Director, Legal & Regulatory